CONFIDENTIAL TREATMENT REQUESTED BY HOST HOTELS &

RESORTS, INC. AND HOST HOTELS & RESORTS, L.P. PURSUANT TO RULE 83

October 23, 2017

VIA COURIER AND EDGAR CORRESPONDENCE

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4561

Washington, D.C. 20549-6628

Re:	Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
File No. 001-14625 (Host Inc.)
File No. 333-55807 (Host L.P.)

Dear Mr. Telewicz:

On behalf of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P., in response to the request by you and Jeffrey Lewis made on September 29, 2017 during a telephone call with the Company, we are supplementally providing to the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission the individual property data attached hereto as Exhibit A. These charts have been created for the benefit of the Staff. The Company’s CEO (its chief operating decision maker) evaluates each of its properties on an individual basis to assess performance, level of capital expenditures, and for acquisition or disposition transactions. However, the evaluation by management of individual properties is not focused on property type (i.e. urban, suburban, resort or airport), brand, geographic location, or

CONFIDENTIAL TREATMENT REQUESTED BY HOST HOTELS &

RESORTS, INC. AND HOST HOTELS & RESORTS, L.P.

(HST-100 1 )

October 23, 2017

industry classification. Rather, it is based on the economic characteristics specific to the individual hotel such as the age of the property and capital expenditure requirements, probability of new supply, business demand generators, and changes in travel patterns. Confidential treatment of the information provided on Exhibit A is requested by a separate letter to you of even date herewith.

The Company considers each one of its hotels to be an operating segment meeting the definition set forth in ASC Topic 280. The Company believes that the aggregation of its properties is appropriate due to their similarity with regards to economic characteristics, and nature of their products, services and customers. As discussed in prior responses to the Staff, all of the properties react similarly to economic stimulus such as business investment, changes in GDP and changes in travel patterns and, as such, the Company believes aggregating subgroups would not help its investors to better understand the Company’s performance and prospects for future cash flows. Lastly, the Company believes ASC Topic 280 was not intended to discourage the presentation of supplemental information about operations that investors may find useful in understanding the diversity of its portfolio, the effect of local market conditions and national trends, and to enhance comparisons with other lodging REITs

The Company believes the information provided in Exhibit A is responsive to the Staff’s request and is available at your convenience to discuss any additional questions or concerns. Please feel free to contact the undersigned at 240.744.5423 or by e-mail at brian.macnamara@hosthotels.com.

Very truly yours,

/s/ BRIAN MACNAMARA
Brian Macnamara
Senior Vice President and Corporate Controller
Host Hotels & Resorts, Inc.

cc:	Jeffrey Lewis, Staff Accountant
Elizabeth A. Abdoo, Host Hotels & Resorts, Inc.
Scott C. Herlihy, Latham & Watkins, LLP

CONFIDENTIAL TREATMENT REQUESTED BY HOST HOTELS &

RESORTS, INC. AND HOST HOTELS & RESORTS, L.P.

(HST-100 2 )

CONFIDENTIAL TREATMENT REQUESTED BY HOST HOTELS &

RESORTS, INC. AND HOST HOTELS & RESORTS, L.P. PURSUANT TO RULE 83

Exhibit A

[REDACTED]

CONFIDENTIAL TREATMENT REQUESTED BY HOST HOTELS &

RESORTS, INC. AND HOST HOTELS & RESORTS, L.P.

(HST-100 3 )